Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Malaysia: Total Acquires Interest in a Deep Offshore Exploration Block
Paris, November 19, 2010 — Total announces that it has signed an agreement with the national oil company Petronas to acquire a 85% interest in the Block SK317B, offshore Malaysia. Under the terms of the agreement, Total will operate the Block alongside its partner Petronas Carigali holding the remaining 15% interest.
The Block SK317B is located around 100 kilometres offshore Sarawak, in water depths ranging from 200 to 1,000 metres. It covers an area of more than 700 square kilometres. The work commitments during the exploration period encompass seismic data acquisition and deep offshore exploration drilling, an area in which Total enjoys a recognized expertise.
“This acquisition reflects Total’s strategy to expand its exploration acreages in new areas or on new themes while developing its partnerships with national oil companies such as Petronas”, stated Jean-Marie Guillermou, Senior Vice President Asia-Pacific at Total Exploration & Production.
Total E&P Malaysia
Total is already present in Malaysia with a 70% interest together with Petronas Carigali (30%) in a Production Sharing Agreement signed in 2008 which covers the Block PM303 and PM324, located offshore Peninsular Malaysia. Total operates these two blocks where a seismic campaign was shot in 2009 and where a high-pressure/high temperature exploration drilling campaign will start in 2011.
Total Exploration & Production in Asia-Pacific
Total’s share of production in the Asia-Pacific region averaged 250,000 barrels of oil equivalent per day in 2009, accounting for 11% of the Group’s total output and more than 50% of its liquefied natural gas (LNG) output. Its biggest presence is in Indonesia, where Total has operated the Mahakam Block since 1970 and is one of the country’s leading producers of natural gas. The Group also produces gas in Thailand, Myanmar and the Sultanate of Brunei.
Total diversified its exploration assets with the acquisition of interests in Australia, Cambodia, Malaysia and Vietnam. In addition, it has a 24% interest in Ichthys LNG project in Australia, in partnership with INPEX and it recently acquired a 20% interest in GLNG project in partnership with Santos and Petronas. In China Total has signed a production sharing contract with China National Petroleum Corporation to study the natural gas resources of the South Sulige Block.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com